UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013

Commission File No. 001-35531

TAHOE RESOURCES INC.
(Translation of registrant's name into English)

5190 Neil Road Suite 460, Reno, Nevada 89502
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F [   ]     Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [   ]

EXPLANATORY NOTE

This Current Report on Form 6-K/A amends the Current Report on Form 6-K of Tahoe Resources Inc. (the “Company”) filed on April 4, 2013 (the “Original Report”). The Original Report inadvertently stated that the record date was March 27. The Company hereby amends the Original Report to report that the correct Record Date was April 1, 2013. This Information Circular supercedes our filing on April 4, 2013 and is being filed to amend the Record Date on page 5.

SUBMITTED HEREWITH

Exhibits
99.1	Notice of Annual Meeting of Shareholders*
99.2	Management Information Circular (Amended April 5, 2013)
99.3	Financial Statements Request Form*
99.4	Form of Proxy*
99.5	Voting Instruction Form*

* Incorporated by refereence to the Form 6-K filed on April 4, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAHOE RESOURCES INC.

Date: April 5, 2013

/s/ Edie Hofmeister
Edie Hofmeister
Vice President & General Counsel